328 - 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-484-4710
MAG Silver Corp.	June 22, 2009
For Immediate Release	NR#09-17

MAG Silver Responds to Fresnillo Decision
to Withdraw "Take-Under" Bid

Vancouver, B.C…MAG Silver Corp. (TSX: MAG) (NYSE-A: MVG) (“MAG“) responded today to Fresnillo's announcement that it has withdrawn its "take-under" bid for MAG.

In today's announcement Fresnillo suggested that its decision to not proceed with its "take-under" bid was motivated by uncertainty as to when or if the independent valuation of MAG's shares would be completed.  In MAG's view, Fresnillo's decision to withdraw was motivated by much different considerations that Fresnillo has not been prepared to publicly acknowledge.

As previously reported in MAG's press release of May 8, 2009, after months of seeking to obtain from Fresnillo the critical information that outlines the manner in which Fresnillo intends to integrate the Juanicipio property (in which MAG owns a 44% interest) into Fresnillo's much touted Fresnillo II regional development plan, MAG commenced proceedings before the Ontario Securities Commission (the "OSC").  In those proceedings, MAG sought to obtain an order compelling Fresnillo to produce the requested documents so as to allow MAG's independent valuator, TD Securities Inc., to complete its independent valuation.  MAG and its Independent Committee have indicated to Fresnillo, to staff of the OSC and to the OSC itself many times that MAG wanted the independent valuation completed as quickly as possible.

It has been enormously frustrating for MAG's Board and Independent Committee to have had their good faith efforts stonewalled and rebuffed by Fresnillo.  Rather than cooperating with the independent valuation process, Fresnillo instead attempted to subvert the process by proposing to provide only a narrow subset of information relating to a fictitious stand-alone development scenario that effectively ignores the manner in which the very significant existing Fresnillo-owned infrastructure immediately adjacent to the Juanicipio property and resulting coordinated development will benefit the development of the Juanicipio property.

In the view of MAG's Board and its Independent Committee, Fresnillo's unwillingness to provide the requested information was motivated by a desire to withhold from the independent valuator critical information that would readily demonstrate the serious financial inadequacy of Fresnillo's proposed cash offer price of US$4.54 per share.  That price represented a discount to the closing market price of MAG's shares on the trading day prior to announcement of the Fresnillo offer and also represented a discount to the closing price of MAG's shares on the NYSE Amex Exchange on June 19, 2009, the last trading day prior to Fresnillo's withdrawal.

So what motivated Fresnillo to announce today that after almost seven months, it is throwing in the towel?  On Thursday, June 18, 2009, the OSC issued an order that compels Fresnillo to provide to MAG extensive discovery of documents and e-mail records that are germane to Fresnillo's repeated assertions that the critical documents described above do not exist.  MAG has stated repeatedly that it believes those assertions are wholly inaccurate and that, in fact, Fresnillo is in possession or control of numerous documents that demonstrate the very substantial economic benefits to both MAG and Fresnillo of incorporating the Juanicipio property into the Fresnillo II regional development plan.  Rather than cooperate with the discovery order issued by the OSC, Fresnillo chose to walk away from its announced offer.

Commented Dan MacInnis, MAG's CEO: "We were surprised by Fresnillo's announcement.  For many months we have told Fresnillo that our Board would be happy to recommend to our shareholders an offer that represents fair value for our shareholders.  We also have repeatedly indicated that a cornerstone for that determination is an independent valuation that properly considers the manner in which our world class asset actually will be developed, utilizing the vast existing infrastructure in the Fresnillo area.  Unfortunately, Fresnillo flat out refused to give the independent valuator access to the highly relevant information."

Continued Mr. MacInnis: "This has been a challenging episode in the life of our company.  Fresnillo bought almost 20% of our shares to give it a tactical advantage in making its offer, but then refused to comply with our good faith informational requests tied to the independent valuation that the law required us to commission to safeguard the interests of MAG's minority shareholders.  Fresnillo has put our Board, our Independent Committee and our minority shareholders through the wringer and then walked away when ordered by the OSC to comply with our request for discovery relating to the critical missing information."

The future looks bright for MAG's shareholders.  On the trading day prior to the date Fresnillo announced its offer, MAG's shares closed at a price of $5.91 (US$4.75) and the spot price of silver was US$10.30 per ounce.  Since the announcement date, the silver price has increased by approximately 53%, and the shares of a number of other Canadian listed silver exploration/development companies have increased by an average of approximately 160%.1   In contrast, during the same period, the shares of MAG are only approximately 12% higher.  MAG's board believes that this discrepancy is largely attributable to the capping effect of the Fresnillo offer.

Commented Mr. MacInnis:  "We are hopeful that our shareholders can now benefit from the silver price rally that has occurred over the last six to seven months.  We intend to commence discussions with Fresnillo regarding the best way to move forward with the development of our jointly owned world class Juanicipio silver project.  MAG also intends to intensify its exploration activities on its promising portfolio of Mexican exploration properties and to consider a number of other business development initiatives that were put on hold in order to deal with the Fresnillo offer.  We believe there are substantial value creation opportunities ahead for our shareholders and now is the time to capture them, free from the distractions of the Fresnillo offer."

On behalf of the Board of

MAG SILVER CORP.

“Dan MacInnis”

CEO & Director

1

Trading data compares closing prices on the TSX/TSX-V on December 1, 2008 to closing prices on June 19, 2009.  Companies included in this comparison are Minco Silver Corporation, Aquiline Resources Inc., Orko Silver Corp., ECU Silver Mining Inc., US Silver Corporation, Bear Creek Mining Corporation and Sabina Silver Corporation; trading and silver prices obtained from Bloomberg.

For further information on behalf of MAG Silver Corp. Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

Neither the Toronto Stock Exchange nor the New York Stock Exchange Amex US LLC has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Inferred resources,” that the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

Please Note:

Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.htmlhttp://www.sec.gov/EDGAR.

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